Burcon NutraScience Corporation

Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

BURCON NUTRASCIENCE CORPORATION
Condensed Consolidated Interim Balance Sheets
(Unaudited)
As at June 30, 2016 and March 31, 2016

(Prepared in Canadian dollars)

	June 30,	March 31,
	2016	2016
	$	$

ASSETS

Current assets
Cash and cash equivalents	2,947,025	2,479,862
Amounts receivable (note 10)	139,333	152,143
Prepaid expenses	104,264	171,209
	3,190,622	2,803,214

Property and equipment	592,142	514,203
Deferred financing costs (note 5)	-	58,376
Deferred development costs (note 4)	88,937	222,343
Goodwill	1,254,930	1,254,930

	5,126,631	4,853,066

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 10)	498,624	701,748

Convertible note (note 5)	1,752,137	-
Accrued interest (note 5)	21,974	-
Derivative liability (note 5)	161,892	-
Deferred revenue	15,639	39,097

	2,450,266	740,845

SHAREHOLDERS’ EQUITY (note 6)
Capital stock	64,936,947	64,936,947
Contributed surplus	6,666,345	6,487,975
Options	9,922,200	9,779,276
Warrants	279,817	458,187
Deficit	(79,128,944)	(77,550,164)

	2,676,365	4,112,221

	5,126,631	4,853,066

Going concern (note 1)

Approved by the Audit Committee of the Board of Directors

“Douglas Gilpin” (signed)	“Peter H. Kappel” (signed)
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited)
For the three months ended June 30, 2016 and 2015

(Prepared in Canadian dollars)

	2016	2015
	$	$

REVENUE
Royalty income (note 2(a))	31,106	25,689

EXPENSES
Research and development (note 7)	640,181	727,467
Intellectual property	445,447	437,764
General and administrative (note 8)	516,110	600,634

	1,601,738	1,765,865

LOSS FROM OPERATIONS	(1,570,632)	(1,740,176)

INTEREST AND OTHER INCOME (notes 5 and 10)	36,588	16,032

INTEREST EXPENSE (note 5)	(34,105)	-

FOREIGN EXCHANGE LOSS	(10,631)	(27,568)

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(1,578,780)	(1,751,712)

BASIC AND DILUTED LOSS PER SHARE (note 9)	(0.04)	(0.05)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited)
For the three months ended June 30, 2016 and 2015

(Prepared in Canadian dollars)

	Number of
	fully paid						Total
	common	Capital	Contributed				shareholders’
	shares	stock	surplus	Options	Warrants	Deficit	equity
		$	$	$	$	$	$

Balance - March 31, 2015	34,144,969	60,964,605	6,259,626	9,190,098	357,945	(70,980,388)	5,791,886

Loss and comprehensive loss for the period	-	-	-	-	-	(1,751,712)	(1,751,712)

Rights offering (note 6(a))	1,552,044	3,507,620	-	-	-	-	3,507,620

Share issue costs (note 6(a))	-	(153,681)	-	-	-	-	(153,681)

Warrant adjustment (note 6(a))	-	-	-	-	7,118	-	7,118

Stock-based compensation expense	-	-	-	158,149	-	-	158,149

Balance - June 30, 2015	35,697,013	64,318,544	6,259,626	9,348,247	365,063	(72,732,100)	7,559,380

Balance - March 31, 2016	35,832,750	64,936,947	6,487,975	9,779,276	458,187	(77,550,164)	4,112,221

Loss and comprehensive loss for the period	-	-	-	-	-	(1,578,780)	(1,578,780)

Warrants expired (note 6(a))	-	-	178,370	-	(178,370)	-	-

Stock-based compensation expense	-	-	-	142,924	-	-	142,924

Balance - June 30, 2016	35,832,750	64,936,947	6,666,345	9,922,200	279,817	(79,128,944)	2,676,365

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
For the three months ended June 30, 2016 and 2015

(Prepared in Canadian dollars)

	2016	2015
	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	(1,578,780)	(1,751,712)
Items not affecting cash
Amortization of deferred development costs	133,406	133,405
Amortization of property and equipment	32,723	29,540
Amortization of deferred revenue	(23,458)	(23,458)
Unrealized foreign exchange loss	8,931	27,570
Interest expense	34,105	-
Change in fair value of derivative liability	(27,813)	-
Financing expense	7,366	77,270
Loss on disposal of property and equipment	-	618
Stock-based compensation expense	142,924	158,149

	(1,270,596)	(1,348,618)
Changes in non-cash working capital items
Amounts receivable	12,810	3,277
Prepaid expenses	66,945	38,356
Accounts payable and accrued liabilities	(120,697)	(66,878)

	(1,311,538)	(1,373,863)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(134,713)	(19,591)

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of convertible note	2,000,000	-
Convertible note issue costs	(77,655)	-
Issue of capital stock	-	3,507,620
Share issue costs	-	(117,323)

	1,922,345	3,390,297

FOREIGN EXCHANGE LOSS ON CASH AND CASH EQUIVALENTS	(8,931)	(9,968)

INCREASE IN CASH AND CASH EQUIVALENTS	467,163	1,986,875

CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	2,479,862	2,400,965

CASH AND CASH EQUIVALENTS – END OF PERIOD	2,947,025	4,387,840

INTEREST RECEIVED	3,488	9,693

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended June 30, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

1.	Going concern

Burcon NutraScience Corporation (“Burcon” or the “Company”) is an incorporated entity headquartered in Vancouver, British Columbia, Canada.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

As at June 30, 2016, the Company had minimal revenues from its technology and had an accumulated deficit of $79,128,944 (March 31, 2016 - $77,550,164). During the three months ended June 30, 2016, the Company incurred a loss of $1,578,780 (2015 - $1,751,712) and had negative cash flow from operations of $1,311,538 (2015 - $1,373,863). The Company has relied on equity financings, private placements, rights offerings, other equity transactions and issuance of convertible debt to provide the financing necessary to undertake its research and development activities. As at June 30, 2016, the Company had cash and cash equivalents of $2,947,025 (March 31, 2016 - $2,479,862). These conditions indicate existence of a material uncertainty that casts substantial doubt about the ability of the Company to meet its obligations as they become due and, accordingly, its ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the Company raising additional capital. On May 12, 2016, the Company completed a convertible note financing for $2,000,000, with net proceeds of approximately $1.9 million. Although the Company expects to receive royalty revenues from its license and production agreement (the “Soy Agreement”) with Archer Daniels Midland Company (“ADM”) from the sales of CLARISOY™, the amount of royalty revenues cannot be ascertained at this time. Burcon expects the amount of royalty revenues from the sales of CLARISOY™ will not reach its full potential until such time production is expanded to one or more full-scale commercial facilities.

These condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended June 30, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

2.	Nature of operations

Burcon and its subsidiary are research and development companies that are developing plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company and its subsidiary have developed CLARISOY™, a soy protein; and are developing Peazazz®, a pea protein, and Puratein®, Supertein® and Nutratein®, three canola protein isolates.

	a)	CLARISOY™

On March 4, 2011, Burcon signed the 20-year Soy Agreement with ADM to license its CLARISOY™ technology to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein worldwide. The terms of the Soy Agreement include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY™, (b) payments to Burcon on a quarterly basis that began upon certain approval by the Environmental Protection Agency and continued until the first bona fide arm’s length sale of soy products manufactured in the Semi-works Production facility was made, (c) the engineering and design of an initial commercial CLARISOY™ production plant to be completed by ADM and (d) a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY™ under the Soy Agreement. Maintaining the CLARISOY™ soy protein patent portfolio during the term of the Soy Agreement is the responsibility of Burcon. Since March 4, 2011, Burcon has filed additional patent applications to seek important commercial protection for the production and use of CLARISOY™. ADM has elected to include these applications to the license and, if granted, could lengthen the royalty term under the Soy Agreement to at least the year 2035. In December 2012, ADM notified Burcon of the first bona fide arm’s length sale of CLARISOY™ soy protein. Pursuant to the Soy Agreement, the initial license fee payments ceased at the end of the quarter that immediately precedes the quarter in which the first bona fide arm’s length sale of CLARISOY™ manufactured in the semi-works production facility occurs. Accordingly, commencing with the quarter ended December 31, 2012, Burcon earned a percentage of net revenues from the sale of CLARISOY™ manufactured from the semi-works production facility. In March 2014, ADM provided written notice to Burcon that it intends to expand the commercial production of CLARISOY™ soy protein such that its production capacity meets the required obligations under the Soy Agreement to retain its exclusive license for CLARISOY™. If ADM does not fulfill certain obligations under the Soy Agreement, Burcon will have the option to convert the exclusive license to a non-exclusive license.

	b)	Peazazz®

Burcon has developed a novel pea protein isolate that it has branded Peazazz®. In June 2013, Burcon announced that it had completed the construction of a Peazazz® semi-works production facility located in Winnipeg, Manitoba. Burcon has been using the semi-works production facility to provide market development quantities (tonnage amounts) to customers for product and market development activities.

Burcon has executed a number of material transfer agreements with potential partners and customers, and has been in discussions with a select group of potential partners to discuss the commercialization of Peazazz® and is considering various options, including building full-scale production facilities through a variety of partnerships.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended June 30, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

c)	Puratein®, Supertein® and Nutratein®

Burcon is developing three canola protein isolate products, Puratein®, Supertein® and Nutratein®. In 2008, Puratein® and Supertein® achieved US self-affirmed GRAS (“Generally Recognized As Safe”) status, and the US Food and Drug Administration formally acknowledged receipt of Burcon’s GRAS notification for Puratein® and Supertein® in 2010.

3.	Significant accounting policies

Basis of presentation

These condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standards (“IAS”) 34, Interim Financial Reporting, on a basis consistent with those followed in the most recent annual consolidated financial statements, and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). Certain financial statement line items have been reclassified to conform with financial statement presentation adopted in the current quarter. These condensed consolidated financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit Committee of the board of Directors on August 12, 2016.

The condensed consolidated interim financial statements should be read in conjunction with the Company’s IFRS consolidated annual financial statements for the year ended March 31, 2016.

Principles of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiary, Burcon NutraScience (MB) Corp. A subsidiary is an entity in which the Company has control, directly or indirectly. Under IFRS 10, an investor controls an investee if and only if the investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor's returns. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiary at June 30, 2016 are as follows:

	Place of	Interest
	incorporation	%	Principal activity

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended June 30, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

Accounting standards issued and not yet effective

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, Leases, which requires, among other things, leases to recognize leases traditionally recorded as operating leases in the same manner as a financing lease. The required adoption date is January 1, 2019, with early adoption permitted.

IFRS 15 - Revenue from Contracts with Customers

This new standard on revenue recognition supersedes International Accounting Standards (“IAS”) 18, Revenue, IAS 11, Construction Contracts, and related interpretations. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 9 - Financial Instruments - Classification and Measurement

The final version of IFRS 9 was issued in July 2014 and includes (i) a third measurement category for financial assets, and (ii) a single forward looking expected loss impairment model.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Amendments to IFRS 7 - Financial Instruments: Disclosures

IFRS 7 is amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Amendment of IFRS 7 is effective on adoption of IFRS 9.

The Company is currently assessing the impact of IFRS 9, 15 and IFRS 16 and the expected date of adoption. The Company does not expect any material impact from the adoption of the other standards.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended June 30, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

4.	Deferred development costs

On March 4, 2011, concurrent with signing the Soy Agreement, the Company commenced deferring development costs related to CLARISOY™. The Company ceased deferring development costs related to CLARISOY™ on June 30, 2012 and commenced amortizing these costs over 50 months on a straight-line basis.

$
Cost at June 30, 2016	2,223,435
Accumulated amortization at March 31, 2016	2,001,092
Current period amortization	133,406
Accumulated amortization at June 30, 2016	2,134,498
Net book value at June 30, 2016	88,937
Cost at March 31, 2016	2,223,435
Accumulated amortization at March 31, 2015	1,467,468
Current period amortization	533,624
Accumulated amortization at March 31, 2016	2,001,092
Net book value at March 31, 2016	222,343

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended June 30, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

5.	Convertible note

On May 12, 2016, the Company issued a convertible note (the “Note”) to a wholly-owned subsidiary of ITC Corporation Limited ( “ITC Corp.”) for the principal amount of $2.0 million (the “Principal Amount”) with net proceeds of approximately $1.9 million. The Note bears interest at 8% per annum, compounded monthly. The Principal Amount and accrued interest will be payable on the earlier of May 12, 2019, the occurrence of an event of default as set out in the Note (the “Maturity Date”), or voluntary prepayment by the Company. The Lender may convert the Principal Amount in whole or in part at $4.01 per share into common shares of the Company at any time commencing on or after July 1, 2016 and up to and including the Maturity Date.

Burcon has the right, before the Maturity Date, upon written notice to ITC Corp. of not less than thirty days, to prepay in cash all or any portion of the Principal Amount by paying to ITC Corp. an amount equal to the Principal Amount to be prepaid multiplied by 110%. The payment of the Principal Amount and all accrued and unpaid interest thereon will be subordinated in right of payment to any amount owing in respect of secured indebtedness of the Company. Subject to the consent of ITC Corp., Burcon may pay any interest that is due and payable under the Note through the issuance of common shares at a conversion price equal to the volume weighted average trading price of the common shares on the TSX for the five trading days immediately prior to the date such interest is due and payable.

The conversion option was recorded as a derivative liability (note 12). Under the terms of the Note, there are certain conditions where the conversion price may be adjusted. Therefore, in accordance with IFRS, an obligation to issue shares for a price that is not fixed must be classified as a derivative liability and measured at fair value, with changes recognized in change in fair value of conversion option in the consolidated statement of operations and comprehensive loss.

The Company incurred transaction costs of $77,655 associated with the issuance of the Note, including $58,376 incurred up to March 31, 2016. Of these costs, $7,366 has been recorded as financing expense for the three months ended June 30, 2016, being the portion related to the derivative liability component of the convertible note.

The conversion and prepayment options were recorded as a net derivative liability and measured at fair value, with changes in fair value recorded in interest and other income in the condensed consolidated interim statement of operations and comprehensive loss. The fair value of the conversion and prepayment options was estimated based on a methodology for pricing convertible bonds using the Partial Differential Equation Method, with the following assumptions: expected volatility of 63%; expected dividend per share of nil; entity-specific credit spread, and expected life of 3 years. The initial fair value of the net derivative liability was estimated as $189,705 as at the issue date of the Note. The assumptions were reviewed as at June 30, 2016 and have not changed substantially. As at June 30, 2016, the fair value of the net derivative liability was estimated to be $161,892 and the change in fair value of the derivative liability of $27,813 was recorded in interest and other income for the three months ended June 30, 2016 (note 12).

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended June 30, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

6.	Shareholders’ equity

a)	Capital stock Authorized Unlimited number of common shares without par value

On April 30, 2015, the Company completed an offering of shares by way of a rights offering for 1,552,044 common shares, gross proceeds to Burcon of $3,507,620, and net proceeds of approximately $3,350,000. Burcon issued to each shareholder one right (the “Right”) for each common share held by such shareholder. Every 22 Rights entitled the holder thereof to purchase one common share in the Company at a price of $2.26 per common share.

Financing costs related to the rights offering of $93,518 incurred up to March 31, 2015 were recorded as deferred financing costs and transferred to share issue costs upon the completion of the financing on April 30, 2015. Burcon incurred additional share issue costs related to the rights offering of $60,163 for the three months ended June 30, 2016.

Subject to certain conditions, three corporate shareholders (the “Guarantors”), including ITC Corp. (note 10), had each agreed to provide a standby guarantee (the “Standby Commitment”) to purchase such common shares that were available to be purchased, but not otherwise subscribed for, that would have resulted in a minimum of 1,552,044 common shares being issued under the rights offering. As the rights offering was over-subscribed, the Guarantors were not required to fulfill their respective obligations under the Standby Commitment.

As consideration for the Standby Commitment, the Guarantors received share purchase warrants (“Standby Warrants”) entitling the Guarantors to acquire up to 388,011 common shares at an exercise price of $2.26 per common share that will be exercisable up to April 30, 2017. In accordance with the policies of the TSX, the issuance of the Standby Warrants to the Guarantors was subject to shareholder approval, which was granted at Burcon's annual general meeting on September 3, 2015. The Standby Commitment Agreement originally gave rise to a financial asset and liability, which had been initially recorded at fair value as a derivative asset and liability of $70,152, respectively, with the change in fair value to be recorded through profit or loss. As noted above, the Guarantors were not required to fulfill their respective obligations under the Standby Commitment, and therefore the derivative asset of $70,152 was recognized as a financing expense in the first quarter. Burcon has estimated the value of the Standby Warrants to be $279,817 using the Black-Scholes option pricing model and has recorded the amount by which the fair value of the Standby Warrants exceeded the value of the derivative liability as financing expense (note 8) in the second quarter of fiscal 2016.

Pursuant to the terms of the warrant certificates issued to the guarantors of the rights offering that completed in April 2014, (the “2014 Rights Offering”), the exercise price and number of shares purchasable must be adjusted upon the occurrence of certain events, including future rights offerings by the Company. Upon completion of the rights offering on April 30, 2015, the warrants from the 2014 Rights Offering were adjusted effectively immediately after the record date of the rights offering, being April 2, 2015. The original number of warrants issued to acquire up to 232,534 common shares was adjusted to 235,880 and the original exercise price of $2.82 per share was adjusted to $2.78 per share. The Company has recorded $7,118 during the first quarter of fiscal 2016 for this adjustment. In March 2016, ITC Corp. exercised its warrants to acquire 120,629 common shares and the balance of the warrants to acquire 115,251 common shares expired unexercised on April 2, 2016.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended June 30, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

b)	Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

c)	Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At June 30, 2016, 2,975,579 (March 31, 2016 - 2,975,579) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $2.33 and $9.60 per common share. An additional 607,696 (March 31, 2016 - 607,696) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of 10 years from the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant. All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

	Three months ended June 30, 2016		Year ended March 31, 2016

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$
Outstanding - Beginning of period	2,975,579	5.08	2,512,167	5.66
Granted	-	-	614,954	2.36
Exercised	-	-	(64,462)	2.54
Forfeited/Expired	-	-	(87,080)	4.33
Outstanding - End of period	2,975,579	5.08	2,975,579	5.08

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended June 30, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable at June 30, 2016:

	Options outstanding			Options exercisable

		Weighted
Range	Number	average	Weighted	Number	Weighted
of	outstanding	remaining	average	exercisable	average
exercise	at June 30,	contractual	exercise	at June 30,	exercise
prices	2016	life	price	2016	price
$		(years)	$		$

2.33 - 4.16	1,923,079	8.13	2.84	1,109,788	3.05
6.78 – 9.60	1,052,500	3.76	9.19	1,052,500	9.19

	2,975,579			2,162,288

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	Three
	months
	ended	Year ended
	June 30,	March 31,
	2016	2016

Dividend yield	N/A	0.0%
Expected volatility	N/A	53.3%
Risk-free interest rate	N/A	1.4%
Expected forfeitures	N/A	9.4%
Expected average option term (years)	N/A	7.8

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

There were no options granted during the three months ended June 30, 2016. The weighted average fair value of the options granted during the year ended March 31, 2016 was $1.34 per option.

Included in research and development expenses is $70,260 (2015 - $79,644) (note 7) of stock-based compensation and included in general and administrative expenses (salaries and benefits) is $72,664 (2015 - $78,505) (note 8) in salaries and benefits of stock-based compensation.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended June 30, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

7.	Research and development

	2016	2015
	$	$

Salaries and benefits	353,162	380,903
Amortization of deferred development costs	133,406	133,405
Laboratory operation	81,669	130,932
Amortization of property and equipment	32,010	28,865
Rent	22,773	22,629
Analyses and testing	12,774	26,416
Travel and meals	4,387	4,317

	640,181	727,467

8.	General and administrative

	2016	2015
	$	$

Salaries and benefits	334,927	336,666
Office supplies and services	43,317	41,076
Professional fees	41,283	30,653
Investor relations	34,404	30,922
Transfer agent and filing fees	27,508	35,388
Other	19,190	17,756
Financing expense	7,366	77,270
Travel and meals	7,009	22,224
Amortization of property and equipment	713	675
Management fees	393	8,004

	516,110	600,634

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended June 30, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

9.	Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2016	2015
	$	$

Loss for the period, being loss attributable to common shareholders – basic and diluted	1,578,780	1,751,712

	Shares	Shares

Weighted average common shares - basic and diluted	35,832,750	35,202,406

Basic and diluted loss per share	(0.04)	(0.05)

For the three months ended June 30, 2016 and 2015, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

10.	Related party transactions

The Company engaged a company that is controlled by ITC Corp., an entity that has significant influence over Burcon for the following related party transactions:

Included in general and administrative expenses (office supplies and services) for the three months ended June 30, 2016 is $19,982 (2015 - $18,550) for office space rental, services, and equipment rental.

For the three months ended June 30, 2016, included in general and administrative expenses (management fees) is $393 (2015 - $8,017) for services provided to the Company. At June 30, 2016, $140 (March 31, 2016 - $130) of this amount is included in accounts payable and accrued liabilities. For the three months ended June 30, 2016, included in interest and other income is $5,287 (2015 - $6,339) for management services provided by the Company. At June 30, 2016, $1,885 (March 31, 2016 - $658) of this amount is included in amounts receivable. Included in share issue costs are fees of $nil (2015 - $1,410) incurred during the three months ended June 30, 2016 for administrative services provided directly for financing.

Of the warrant adjustment of $7,118 (note 6(a)) recorded as financing expense in the first quarter of fiscal 2016, $3,640 related to the warrants issued to ITC Corp.

On May 12, 2016, the Company issued a convertible note to a wholly-owned subsidiary of ITC Corp. (note 5).

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended June 30, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

11.	Key management compensation

Key management includes the Company’s CEO and COO. Remuneration of directors and key management personnel comprises:

	2016	2015
	$	$

Short-term benefits	94,262	98,714
Option-based awards	19,979	21,932

	114,241	120,646

Short-term benefits comprise salaries, director fees and employment benefits.

Option-based awards represent the cost to the group of senior management and directors’ participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment. For details of these plans refer to note 6 to these condensed consolidated interim financial statements.

12.	Financial instruments

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents and amounts receivable. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. Short-term investments comprise interest-bearing securities with Canadian chartered banks with maturities at their purchase dates of greater than three months but not more than a year. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with two Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at fixed interest rates. Burcon’s cash and cash equivalents and short-term investments are held at two Canadian chartered banks to maximize interest and to diversify risk. For the three months ended June 30, 2016, the weighted average interest rate earned on the Company’s cash and cash equivalents was 0.60% per annum (2015 – 1.04% per annum) and the weighted average interest rate earned on short-term investments was nil% (2015 - 0.30%) per annum. The impact of a 1% strengthening or weakening of interest rates on the Company’s cash and cash equivalents at June 30, 2016 is estimated to be a $29,000 increase or decrease in interest income per year.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended June 30, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 13). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirement for its financial liabilities at June 30, 2016 is $498,624, all of which is within the next 12 months.

Fair value

The fair value of the Company’s short-term financial assets and financial liabilities, including cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying values due to the short-term maturities of these financial instruments.

The fair value of the conversion option and prepayment option related to the Note, included in derivative liability, is a level 3 fair value. The methods and assumptions used to determine the fair value are described in note 4.

The fair value of the Note approximate the carrying value as at June 30, 2016 given the risk-free rate and the credit spread of the Company have not changed substantially since the issue date of the Note.

The carrying values and fair values of financial instruments, by class, are as follows as at June 30, 2016 and March 31, 2016:

As at June 30, 2016

	At fair value		Financial
	through profit	Loans and	liabilities at
	or loss	receivables	amortized cost	Fair value
	$	$	$	$
Financial assets
Cash and cash equivalents	-	2,947,025	-	2,947,025
Amounts receivable	-	139,333	-	139,333
Total	-	3,086,358	-	3,086,358

Financial liabilities
Accounts payable and accrued liabilities	-	-	498,624	498,624
Convertible note	-	-	1,752,137	1,752,137
Accrued interest	-	-	21,974	21,974
Derivative liability	161,892	-	-	161,892
Total	161,892	-	2,272,735	2,434,627

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended June 30, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

As at March 31, 2016

	At fair value		Financial
	through profit	Loans and	liabilities at
	or loss	receivables	amortized cost	Fair value
	$	$	$	$
Financial assets
Cash and cash equivalents	-	2,479,862	-	2,479,862
Amounts receivable	-	152,143	-	152,143
Total	-	2,632,005	-	2,632,005

Financial liabilities
Accounts payable and accrued liabilities	-	-	701,748	701,748
Total	-	-	701,748	701,748

Currency risk

The Company has not hedged its exposure to currency fluctuations. As at June 30, 2016 and March 31, 2016, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars:

	June 30, 2016	March 31, 2016
U.S. Dollars
Cash and cash equivalents	$1,275,839	$1,378,118
Amounts receivable	5,935	7,050
Accounts payable and accrued liabilities	(19,106)	(14,352)
Net exposure	$1,262,667	$1,370,816

Canadian dollar equivalent	$1,630,987	$1,780,279

Based on the above net exposure at June 30, 2016, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in an increase/decrease of approximately $163,000 (March 31, 2016 - $178,000) in the Company’s loss from operations.

13.	Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research and development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and research development programs. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required. Refer also to note 1.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended June 30, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three months ended June 30, 2016.